July 2, 2024

Ryan Saadi, M.D., M.P.H.
Chief Executive Officer
Tevogen Bio Holdings Inc.
15 Independence Boulevard, Suite #410
Warren, New Jersey 07059

       Re: Tevogen Bio Holdings Inc.
           Registration Statement on Form S-1
           Filed June 21, 2024
           File No. 333-280414
Dear Ryan Saadi M.D., M.P.H.:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your disclosure that you do not expect holders to exercise their warrants based on the current trading price of your common stock. Describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
Risk Factors
Risks Related to Being a Public Company and Ownership of Securities, page 41

2. We note that you did not timely file your annual report on Form 10-K for the fiscal year ended December 31, 2023 and your quarterly report on Form 10-Q for the quarter ended
       March 31, 2024. Update and revise your risk factor disclosure to state that you did not timely file these reports and that you may not be able to file timely in the future.
 July 2, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   J. Nicholas Hoover, Esq.